Management’s Discussion and Analysis

of Financial Condition and Results of Operations
Three Months Ended March 31, 2005

This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s  unaudited consolidated financial statements for the three months ended March 31, 2005 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles.  In addition, the following should be read in conjunction with the 2004 audited consolidated financial statements, the related annual Management’s Discussion and Analysis, and the Annual Information Form/40-F on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities.  All figures are in United States dollars unless otherwise noted.  This Management’s Discussion and Analysis has been prepared as of May 13, 2005.

FIRST QUARTER HIGHLIGHTS

•

Successful acquisition of Wheaton, creating the world’s lowest-cost million ounce gold producer.

•

First quarter results reflect only an 82% ownership of Wheaton for the six weeks from February 15 to March 31, 2005:

o

Net earnings increased 70% to $29.5 million ($0.12 per share), compared with $17.3 million ($0.09 per share) in 2004.

o

Operating cash flows grew to $80.2 million (2004 – outflow of $3.5 million).

o

Gold production increased by 73% to 275,400 ounces, compared with 159,300 ounces in 2004.

o

Gold sales more than doubled to 217,500 ounces, compared with 107,400 ounces in 2004.

o

Total cash costs declined to $94 per ounce (2004; $100).

•

Had Goldcorp owned the Wheaton operations for the full three months, and had all gold withheld from sale during the quarter been sold, net earnings for the quarter would have been $62.9 million ($0.19 per share), and total cash costs would have been $38 per ounce (note 1).

•

Red Lake and Luismin mines achieve record gold production for the quarter.

•

Dividends paid during the quarter of $105.3 million.

•

Liquid assets at March 31, 2005 totalled $480 million (note 2).

 (1)

See “Non-GAAP Measures – Pro Forma Adjusted Net Earnings”.

(2)

Liquid assets are comprised of cash and short-term investments, gold bullion and marketable securities, at market value.

OVERVIEW

Goldcorp Inc (“Goldcorp” or “the Company”) is a leading intermediate gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation.  As a result of the successful acquisition of Wheaton River Minerals Ltd (“Wheaton”) on February 14, 2005, the Company’s assets are comprised of the Red Lake Mine, a 37.5% interest in the world-class Alumbrera gold/copper mine in Argentina, the Luismin gold/silver mines in Mexico, the Peak gold mine in Australia, and the Wharf gold mine in the United States.  Significant development projects include the expansion of the existing Red Lake mine, the Los Filos and Bermejal gold projects in Mexico and the Amapari gold project in northern Brazil.  Goldcorp also owns a 65% interest in Silver Wheaton Corp (“Silver Wheaton”), a publicly traded silver mining company.

Goldcorp has a strong and liquid balance sheet, no debt and has not hedged or sold forward any of its future gold production.

Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets.  At March 31, 2005, Goldcorp had liquid assets with a market value of $480 million, comprised of cash and short-term investments of $339 million, gold bullion of $118 million and marketable securities of $23 million. The Company also has debt facilities available of $75 million which may be used for future acquisitions.

Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G) and its options trade on the American Stock Exchange, the Chicago Board of Options Exchange and the Pacific Stock Exchange in the United States and on the Montreal Exchange in Canada.  In addition, the Company has five series of share purchase warrants which trade on the Toronto Stock Exchange; two of which also trade on the New York Stock Exchange.  The Series A, B and C share purchase warrants replaced the former Wheaton share purchase warrants as of April 15, 2005, adding to the two previously existing series of Goldcorp share purchase warrants.

ACQUISITION OF WHEATON RIVER MINERALS LTD

On December 6, 2004, Goldcorp and Wheaton announced a proposed transaction which provided for Goldcorp to make a take-over bid for Wheaton on the basis of one Goldcorp share for every four Wheaton shares. On December 29, 2004, Goldcorp mailed the Goldcorp Take-over Bid Circular to the Wheaton shareholders.

On February 8, 2005, Goldcorp announced a special $0.50 per share cash dividend would be payable to existing Goldcorp shareholders should shareholders approve by majority Goldcorp’s take-over bid for Wheaton and Wheaton shareholders tender the minimum two-thirds bid requirement. The payment of the special dividend also resulted in an adjustment to the exchange ratio of Goldcorp’s outstanding warrants – an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.

On February 10, 2005, at a special meeting, Goldcorp shareholders approved the issuance of additional Goldcorp common shares to effect the acquisition of Wheaton.  As of February 14, 2005, approximately 70% of the outstanding Wheaton common shares were tendered to Goldcorp’s offer, satisfying the minimum two-thirds bid requirement under the terms of the Goldcorp offer.  With conditions met, the special $0.50 per share cash dividend, totaling approximately $95 million, was paid on February 28, 2005.

As of March 31, 2005, Goldcorp held approximately 82% of the outstanding Wheaton common shares.  Consideration amounted to $1,544 million satisfied by the issue of 117.6 million Goldcorp shares at a price of $13.13 per share.  This issue price is the five-day average share price of Goldcorp common shares at February 8, 2005, reduced by the amount of the special dividend.  A non-controlling interest has been assigned to the 18% interest in Wheaton that Goldcorp did not own as of March 31, 2005.  This non-controlling interest was subsequently eliminated on April 15, 2005 when Goldcorp acquired the remaining outstanding common shares of Wheaton for further common share consideration of $336 million.

For the purposes of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, with goodwill assigned to specific reporting units, based on management’s best estimates and taking into account all available information at the time these consolidated financial statements were prepared.  Goldcorp will continue to review information relating to each of the Wheaton assets and intends to perform further analysis with respect to these assets, including an independent valuation, prior to finalizing the allocation of the purchase price.  This process will be performed in accordance with the recent accounting pronouncement relating to “Mining Assets – Impairment and Business Combination” (Emerging Issue Committee Abstract 152).  Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets.

Subsequent to March 31, 2005, Goldcorp and a subsidiary entered into a series of transactions with Wheaton that resulted in Goldcorp owning 100% of Wheaton common shares.  Further, the series of transactions resulted in each Wheaton warrant or stock option, which gave the holder the right to acquire common shares of Wheaton, being exchanged for a warrant or stock option of Goldcorp which gives the holder the right to acquire common shares of Goldcorp on the same basis as the exchange of Wheaton common shares for Goldcorp common shares.

This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Wheaton as the acquiree in accordance with CICA 1581 – “Business Combinations”.

SUMMARIZED FINANCIAL RESULTS

	March 31		December 31		September 30		June 30
	2005	2004	2004	2003	2004	2003	2004	2003
	(note 1)
Revenues ($000’s)	$122,849	$48,314	$51,872	$110,625	$50,369	$55,792	$40,461	$48,750
Gold produced (ounces)	275,400	159,300	166,300	158,300	163,800	161,500	138,600	149,400
Gold sold (ounces)	217,500	107,400	113,800	280,400	112,800	140,000	93,600	127,700
Average realized gold price ( per ounce)	$430	$411	$432	$388	$399	$364	$393	$352
Earnings from operations ($000’s)	$53,694	$26,703	$19,347	$63,267	$23,246	$26,534	$16,664	$24,101
Net earnings ($000’s)	$29,489	$17,328	$14,967	$43,330	$9,854	$23,671	$9,198	$17,595
Earnings per share Basic	$0.12	$0.09	$0.08	$0.23	$0.05	$0.13	$0.05	$0.10
Diluted	$0.11	$0.09	$0.08	$0.22	$0.05	$0.12	$0.05	$0.09
Cash flow from operating activities ($000’s)	$80,244	$(3,538)	$22,388	$69,849	$22,306	$23,025	$11,947	$16,595
Total cash costs (per gold ounce) (note 2)	$94	$100	$127	$95	$121	$116	$116	$100
Dividends paid ($000’s)	$105,305	$27,454	$8,548	$10,091	$8,537	$4,579	$8,532	$9,145
Cash and short-term investments ($000’s)	$338,966	$328,701	$333,375	$378,954	$315,642	$260,731	$302,850	$200,020
Total assets ($000’s)	$3,309,220	$607,488	$701,518	$638,523	$648,914	$544,943	$608,541	$512,212

(1)

Includes, with the exception of net earnings, 100% of Wheaton’s operating results from February 15, 2005, the date of acquisition, to March 31, 2005.  Net earnings include 82% of Wheaton’s operating results for the six week period.

(2)

The calculation of total cash costs per ounce of gold for Peak and Alumbrera is net of by-product copper sales revenue and for Luismin is net of by-product silver sales revenue of $3.90 per silver ounce sold to Silver Wheaton.

RESULTS OF OPERATIONS

	Three Months Ended March 31, 2005
	Red Lake	Alumbrera	Luismin	Amapari	Peak	Wharf	Silver Wheaton	Corporate	Total
		(notes 1,2)	(notes 1,3)	(note 1)	(notes 1,4)		(note 1)	(note 1)
Revenues ($000’s)	$55,987	$21,184	$13,828	$-	$8,028	$14,938	$10,857	$(1,973)	$122,849
Ounces of gold produced	198,500	23,700	20,400	-	15,100	17,700	-	-	275,400
Ounces of gold sold	127,400	15,200	23,300	-	17,300	34,300	-	-	217,500
Average realized gold price (per ounce)	$429	$452	$430	$-	$423	$431	$-	$-	$430
Earnings (loss) from operations ($000’s)	$39,176	$9,014	$3,400	$-	$1,708	$2,026	$3,894	$(5,524)	$53,694
Total cash costs (per ounce)	$81	$(397)	$80	$-	$272	$282	$-	$-	$94

	Three Months Ended March 31, 2004
	Red Lake	Wharf	Corporate	Total
Revenues ($000’s)	$38,907	$6,282	$3,125	$48,314
Ounces of gold produced	140,200	19,100	-	159,300
Ounces of gold sold	92,300	15,100	-	107,400
Average realized gold price (per ounce)	$412	$407	$-	$411
Earnings (loss) from operations ($000’s)	$27,975	$1,094	$(2,366)	$26,703
Total cash costs (per ounce)	$77	$238	$-	$100

(1)

Includes 100% of Wheaton’s operating results for the six weeks from February 15, 2005, the date of acquisition, to March 31, 2005.

(2)

Includes Goldcorp’s 37.5% share of the results of Alumbrera.  The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.

(3)

All Luismin silver is sold to Silver Wheaton at a price of $3.90 per ounce.  The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue.

(4)

The calculation of total cash costs per ounce of gold at Peak is net of by-product copper sales revenue.

OPERATIONAL REVIEW

Red Lake Mine

	Three Months Ended
Operating Data	Mar 31 2005	Dec 31 2004	Sep 30 2004	June 30 2004	Mar 31 2004
Tonnes of ore milled	59,400	56,500	58,500	54,500	54,500
Average mill head grade (grams/tonne)	104	86	68	68	86
Average recovery rate	97%	97%	97%	98%	97%
Ounces of gold produced	198,500	151,100	143,800	116,800	140,200
Ounces of gold sold	127,400	98,300	99,100	75,600	92,300
Average realized gold price (per ounce)	$429	$427	$398	$393	$412
Total cash costs (per ounce)	$81	$105	$100	$85	$77

Financial Data
(in thousands)
Revenues	$55,987	$41,883	$41,369	$30,039	$38,907
Earnings from operations	$39,176	$27,317	$26,598	$20,655	$28,104

During the quarter, the Red Lake mine produced 198,500 ounces of gold at a total cash cost of $81 per ounce, compared with 140,200 ounces at a total cash cost of $77 per ounce for the corresponding period last year.  Overall, this was the Red Lake mine’s strongest quarter of operating results in history, as records were set for the most ounces produced in a quarter, highest quarterly tonnage milled and highest quarterly mill head grade.

The Canadian dollar was approximately 8% stronger relative to the United States dollar, compared to the first quarter of 2004.  This negative impact on total cash costs per ounce was offset by a 21% increase in average grades mined.

During the quarter, Red Lake sold 127,400 ounces of gold (2004 – 92,300 ounces), being approximately 64% of production (2004 – 66%).  This resulted from the Company’s previous policy of holding back from sale approximately one-third of mine production.  During the quarter, Goldcorp announced that this policy would be discontinued effective April, 2005, and the gold inventory on hand at March 31, 2005 will be sold during the second quarter.

The shaft expansion project at Red Lake is progressing well.  During the quarter the shaft depth advanced 246 metres, bringing the depth to 944 metres at March 31, 2005.

Alumbrera Mine (Goldcorp interest – 37.5%)

(Goldcorp’s share only)		Three Months Ended
Operating Data	Mar 31 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	June 30 2004	Mar 31 2004
	(six weeks) (note 1)
Tonnes of ore mined	1,725,600	3,235,300	3,182,800	2,935,000	3,113,700	2,836,900
Tonnes of waste removed	3,540,800	7190,200	7,174,200	7,303,000	7,803,000	7,516,900
Ratio of waste to ore	2.1	2.2	2.3	2.5	2.5	2.7
Tonnes of ore milled	1,735,761	3,430,200	3,463,400	3,400,600	3,222,200	3,171,400
Average mill head grade – Gold (grams/tonne)	0.55	0.56	0.79	0.65	0.64	0.80
– Copper (%)	0.46%	0.49%	0.62%	0.54%	0.49%	0.58%
Average recovery rate – Gold (%)	78%	77%	80%	77%	74%	77%
– Copper (%)	89%	90%	91%	89%	88%	91%
Ounces of gold produced	23,700	47,600	70,500	55,200	49,200	62,800
Pounds of copper produced (thousands)	17,162	32,781	43,007	36,151	30,194	36,513
Ounces of gold sold	15,200	50,200	51,900	54,200	56,500	63,900
Pounds of copper sold (thousands)	9,998	30,000	32,909	34,914	31,114	40,287
Average realized price – Gold (per ounce)	$452	$417	$451	$405	$388	$417
– Copper (per pound)	$1.62	$1.62	$1.51	$1.38	$1.21	$1.33
Total cash costs (per ounce) (note 2)	$(397)	$(389)	$(457)	$(374)	$(218)	$(435)

Financial Data
(in thousands)	(note 1)
Revenues	$21,184	$61,231	$68,540	$65,049	$53,353	$75,112
Earnings from operations	$9,014	$32,586	$40,168	$33,753	$26,392	$44,253

(1)

Alumbrera’s operations are included in Goldcorp’s operating results for the six weeks from February 15, 2005, the date of acquisition of Wheaton.

(2)

The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.  If copper production were treated as a co-product, average total cash costs at Alumbrera for the three months ended March 31, 2005 would be $172 per ounce of gold and $0.68 per pound of copper (March 31, 2004 - $138 per ounce of gold and $0.44 per pound of copper).

Gold production during the quarter ended March 31, 2005 was above budget due primarily to mine schedule improvements, which will result in a slightly smoother grade profile for 2005.  Gold grades are expected to increase during the remainder of the year, in line with budget.  Ongoing productivity improvements in the mill continued, with the throughput rate for March breaking a monthly record.

Sales of gold and copper, particularly during the last six weeks of the quarter, were below expectations.  This resulted primarily from a continued tightening of the concentrate market, with many smelters taking “holidays” for shutdowns as allowed under the frame contracts.  Sales are expected to exceed production in the second quarter of 2005 with a normalization of sales during the second half of the year as market constraints are resolved.

Further work was carried out in the open pit to test the use of multiple benching and pre-splitting to further optimize the ultimate pit slopes, thereby increasing recovered ore and reducing waste volumes and operating costs.  Results to date are promising.

Luismin Mines

		Three Months Ended
Operating Data	Mar 31 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	June 30 2004	Mar 31 2004
	(six weeks) (notes 1 & 2)	(note 2)	(note 2)
Tonnes of ore milled	100,800	199,000	199,900	187,800	192,600	209,800
Average mill head grade – Gold (grams/tonne)	6.58	6.59	5.35	5.95	5.61	5.19
– Silver (grams/tonne)	328	335	280	326	302	266
Average recovery rate – Gold (%)	96%	95%	94%	95%	95%	94%
– Silver (%)	90%	88%	88%	91%	89%	90%
Ounces of gold produced	20,400	40,000	32,300	34,200	33,300	32,700
Ounces of silver produced	961,500	1,894,000	1,586,900	1,798,700	1,664,400	1,615,500
Ounces of gold sold	23,300	38,300	32,800	33,400	33,500	32,400
Ounces of silver sold	1,314,800	1,974,000	1,615,100	1,792,000	1,654,500	1,612,900
Average realized price – Gold (per ounce)	$430	$428	$436	$402	$392	$410
– Silver (per ounce) (note 2)	$3.90	$3.90	$4.33	$6.47	$6.09	$6.78
Total cash costs per ounce	$80	$86	$115	$71	$88	$116

Financial Data
(in thousands)	(note 1)
Revenues	$13,828	$22,942	$20,676	$24,406	$22,709	$23,715
Earnings from operations	$3,400	$5,529	$6,238	$10,811	$9,789	$8,942

(1)

Luismin’s results are included in Goldcorp’s operating results for the six weeks from February 15, 2005, the date of acquisition of Wheaton.

(2)

Subsequent to October 15, 2004, all Luismin silver is sold to Silver Wheaton at a price of $3.90 per ounce.  The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue of $3.90 per silver ounce (pro forma basis prior to October 15, 2004).

Gold production for the three months ended March 31, 2005 was 40,000 ounces, a 22% increase compared to the same period in 2004, as a result of a 26% increase in the average mill head grade.  This represents the highest quarterly production on record. Ore milled decreased approximately 5% compared with 2004, in order to maintain high recoveries.

During the quarter intensive e xploration and development activities continue d throughout the Luismin operations , with overall underground development increasing by 21% compared to the first quarter of 2004.

At the San Dimas Mine, exploration by drilling and drifting has confirmed the extension of the high grade mineralization i n several veins along the high grade trend in the C entral B lock.  At the deepest levels, exploration indicates wider thickness and continued high grades .   Three tunnels to provide infrastructure for drilling and drifting, are advancing according to plan.

At the San Martin Mine, exploration drilling i n the eastern portion of the mine has detected several veins with good mineralization.  Exploration drilling is continuing to confirm the extent of the vein system.

At the Nukay mine, exploration drilling continues with preliminary drill results confirming that the current ore bodies have lateral and depth extensions. Some drill holes have assayed more than 10 g/t of gold in a structure more than 4.0 m wide .

Peak Mine

		Three Months Ended
Operating Data	Mar 31 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	June 30 2004	Mar 31 2004
	(six weeks) (note 1)
Tonnes of ore milled	82,600	167,300	165,800	162,200	164,600	170,800
Average mill head grade – Gold (grams/tonne)	6.22	5.95	8.23	7.94	7.04	6.44
– Copper (%)	0.58%	0.61%	0.39%	0.55%	0.55%	0.83%
Average recovery rate – Gold (%)	91%	90%	92%	89%	89%	91%
– Copper (%)	82%	80%	84%	81%	68%	82%
Ounces of gold produced	15,100	29,000	40,600	37,100	32,900	32,100
Pounds of copper produced (thousands)	864	1,819	1,195	1,590	1,331	2,579
Ounces of gold sold	17,300	27,800	40,200	33,100	33,000	33,400
Pounds of copper sold (thousands)	1,612	1,612	892	1,492	1,385	2,592
Average realized price – Gold (per ounce)	$423	$422	$460	$400	$379	$405
– Copper (per pound)	$1.36	$1.36	$1.54	$1.29	$1.28	$1.29
Total cash costs per ounce (note 2)	$272	$278	$197	$161	$172	$217

Financial Data
(in thousands)	(note 1)
Revenues	$8,028	$12,091	$18,969	$14,610	$14,137	$15,307
Earnings from operations	$1,708	$1,741	$7,786	$5,230	$4,551	$4,273

(1)

Peak’s operations are included in Goldcorp’s operating results for the six weeks from February 15, 2005, the date of acquisition of Wheaton.

(2)

The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.

Peak sold 27,800 ounces of gold and 1.6 million pounds of copper during the quarter.  Ore milled was in line with plan, however, production of 29,000 ounces was below expectations due to rescheduling lower grade ore that would have been lost had the original production plan been followed, as well as excessive dilution in the New Occidental ore body due to changes in mine sequencing.  Treatment and refining charges relating to gold/copper concentrate, which accounted for approximately 28% of total gold production for the quarter, increased substantially due to market constraints on smelter capacity.

Total cash costs for the quarter were $278 per ounce and $272 per ounce for the six weeks from February 15, 2005, the date of acquisition.  These costs are significantly higher than prior quarters, as a result of the lower average mill head grades processed and the increased treatment and refining charges.

Exploration work and delineation drilling continued to focus on New Cobar and Perseverence Zone D where additional reserves and resources are expected to be added in 2005, with drilling on several new prospects scheduled for the remainder of the year.

Wharf Mine

	Three Months Ended
Operating Data	Mar 31 2005	Dec 31 2004	Sep 30 2004	June 30 2004	Mar 31 2004
Tonnes of ore mined	646,000	735,000	722,000	505,000	804,000
Tonnes of waste removed	2,413,000	2,236,000	1,938,000	1,459,000	2,746,000
Ratio of waste to ore	3.7	3.0	2.7	2.9	3.4
Tonnes of ore processed	656,000	670,000	760,000	584,000	741,000
Average grade of gold processed (grams/tonne)	1.10	0.93	1.06	0.79	1.06
Average recovery rate (%)	75%	75%	75%	75%	75%
Ounces of gold produced	17,700	15,200	20,000	21,800	19,100
Ounces of gold sold	34,300	15,500	13,800	18,000	15,100
Average realized gold price (per ounce)	$431	$432	$405	$395	$407
Total cash costs (per ounce)	$282	$268	$271	$245	$238

Financial Data
(in thousands)
Revenues	$14,938	$6,826	$5,763	$7,250	$6,281
Earnings from operations	$2,026	$1,270	$452	$1,014	$1,710

The Wharf Mine produced 17,700 ounces of gold in the first quarter of 2005, in line with budget.  Total cash costs for the quarter were $282 per ounce, compared to $238 per ounce during the first quarter of 2004, primarily as a result of an increased ratio of waste to ore tonnes mined and increased crusher costs.

Wharf sold 34,300 ounces of gold during the quarter, approximately twice the level of previous quarters.  This was a result of discontinuing the previous policy of holding back from sale a portion of the production and selling the gold bullion inventory on hand.

The life of mine reclamation program continues to be carried out with excellent results as evidenced by the continued presence of native wildlife.

Silver Wheaton Corp. (Goldcorp interest – 65%)

(100% figures shown)		Three Months Ended
Operating Data	Mar 31 2005	Mar 31 2005	Dec 31 2004	Sep 30 2004	June 30 2004	Mar 31 2004
	(six weeks) (note 1)
Ounces of silver purchased – Lusimin	1,314,800	1,974,000	1,387,300	-	-	-
– Zinkgruvan	223,300	330,800	240,500	-	-	-
– Total	1,538,100	2,304,800	1,627,800	-	-	-
Ounces of silver sold – Lusimin	1,314,800	1,974,000	1,387,300	-	-	-
– Zinkgruvan	226,400	349,000	117,800	-	-	-
– Total	1,541,200	2,323,000	1,505,100	-	-	-
Average realized silver price (per ounce)	$7.04	$6.92	$7.30	$-	$-	$-
Total cash costs (per silver ounce)	$3.90	$3.90	$3.90	$-	$-	$-

Financial Data
(in thousands)	(note 1)
Revenues	$10,857	$16,077	$10,986	$-	$-	$-
Earnings from operations	$3,894	$5,257	$3,938	$-	$-	$-

(1)

Silver Wheaton’s operations are included in Goldcorp’s operating results for the six weeks from February 15, 2005, the date of acquisition of Wheaton.

Silver Wheaton, a publicly traded company, is owned 65% by Goldcorp as a result of the acquisition of Wheaton.  Silver Wheaton has agreements to purchase all of the silver produced by Goldcorp’s Luismin mines in Mexico and Lundin Mining Corporation’s Zinkgruvan mine in Sweden for a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment.

PROJECT DEVELOPMENT REVIEW

Amapari Project

Progress on the construction of the Amapari project continues to exceed expectations, with the project ahead of schedule.  Project construction manning numbers have now started to reduce with 1,200 personnel at quarter end, as construction activities wind down.  Project commissioning is targeted for the third quarter of 2005, several months earlier than originally planned.

Erection has been completed of the three crushers, conveyors, agglomeration plant, lime and cement feed systems and leach pad boom stacker.  In addition, the raw water supply dam has been completed and is fully charged.  The leach pad reclaimer and process plant construction continues including process buildings, tankage, refinery and reagent storage facilities.

The 69 kV power connection from the regional grid and State-owned 75MW hydro power station will be energized by the end of May.  The main access road is now complete.

Pit pre-stripping continues with about 60,000 tonnes of ore presently stockpiled. Haul road construction is well underway.

Capital expenditures have been impacted by a 14% appreciation of the Brazilian real, but the Company still expects to finalize construction within approximately a 10% budget overrun ($6 million).

Los Filos and Bermejal Projects

On March 31, 2005, Goldcorp completed the acquisition of the 2.4 million ounce Bermejal gold deposit in Mexico for cash consideration of $70 million, from a joint venture of Industrias Penoles S.A. de C.V. and Newmont Mining Corporation.  The Bermejal Gold Deposit is located just two kilometers south of Goldcorp's Los Filos gold deposit.

With the acquisition of the Bermejal deposit, the Los Filos Project is now envisioned as a unified operation with two open pits and one single heap leach pad facility.  The feasibility study of a standalone Los Filos project is complete; however, in order to maximize the synergies with Bermejal, adjustments to the original construction scope of the Los Filos project will now be required.  Some permits will also require modification.  A revised (combined) feasibility study is anticipated by the end of 2005.

Design work has already commenced with the geotechnical works on the new pad.

Infrastructure items, such as power, water supply systems and an access road, have been modified to fit the increase in mining and processing volumes.  Land tenure has already been arranged for the new pit, waste dumps and pad areas and further exploration work on the Bermejal ore body has commenced along with the requisite environmental activities.

The Los Filos Environmental Impact Assessment (EIA) study was submitted to the Mexican Government Agency, in February. Additionally, a new EIA study for the Bermejal pit and waste dumps is underway along with a sustainable development program for the Bermejal area.

During the first quarter, 48 diamond drill holes were drilled in the northeast section of the Los Filos and Aquita pit area in order to continue exploration, as well as to define additional resources.

EXPENSES

	Three Months Ended
(in thousands)	March 31 2005	March 31 2004
Depreciation and depletion	$17,579	$4,546
Corporate administration	4,009	2,049
Exploration	1,517	108

Depreciation and depletion, which relates to mining activities, increased to $17.6 million for the quarter, compared to $4.5 million in 2004.  Of this increase, $11.1 million relates to the Wheaton mining assets acquired effective February 15, 2005.

Corporate administration increased during the first quarter of 2005, compared to the same period in 2004, due primarily to increased corporate activity relating to the Wheaton acquisition and the consolidation of Wheaton’s operating results from February 15, 2005 onwards.

A total of $1.5 million (2004 - $0.1 million) was invested in exploration during the quarter.

OTHER INCOME (EXPENSE)

	Three Months Ended
(in thousands)	March 31 2005	March 31 2004
Interest and other income	$2,868	$2,657
Stock option expense	(5,320)	(1,577)
(Loss) gain on foreign currency	(1,203)	137
Gain on marketable securities, net	2,591	722
Corporate transaction costs	(2,898)	-
	$(3,962)	$1,939

As a result of the acquisition of Wheaton, Goldcorp stock options which existed at December 31, 2004 became fully vested during the quarter and $5.3 million was expensed.  Corporate transaction costs pertaining to the acquisition of Wheaton in the amount of $2.9 million, including severance and restructuring of insurance policies, may not be capitalized as acquisition costs under current accounting standards and have been expensed during the quarter.

INCOME AND MINING TAXES

Income and mining taxes for the three months ended March 31, 2005 totalled $16.0 million, approximately 32% of earnings before taxes.  In 2004, income and mining taxes were $11.3 million, or 40% of earnings before taxes.

The effective tax rate at Goldcorp’s Canadian operations is approximately 39% while the combined effective tax rate at the Wheaton operations acquired on February 15, 2005, is approximately 28%.

NON-GAAP MEASURES – PRO FORMA ADJUSTED NET EARNINGS

“Pro Forma Adjusted Net Earnings” when used with respect to Goldcorp net earnings for the three months ended March 31, 2005, refers to net earnings that include 100% of the earnings of Goldcorp and Wheaton for the full three month period, adjusted for certain items that management of Goldcorp believes facilitates the evaluation of future operations.  Pro Forma Adjusted Net Earnings excludes non-recurring stock option expenses and corporate transaction costs, including investment banking, legal, and other fees relating to the acquisition of Wheaton, and includes adjustments for gold withheld from sale during the quarter and estimated additional depreciation and depletion.  Management believes that such adjustments are appropriate.  Pro Forma Adjusted Net Earnings should not be construed as an alternative to net earnings determined in accordance with Canadian generally accepted accounting principles (“GAAP”).  For a reconciliation of Pro Forma Adjusted Net Earnings to net earnings, based on the financial statements prepared in accordance with GAAP, see “Reconciliation of Pro Forma Adjusted Net Earnings to Net Earnings”.  Pro Forma Adjusted Net Earnings is not a recognized measure under GAAP and does not have a standardized meaning prescribed by GAAP, and may differ from methods by which other companies calculate such measures and, accordingly, such measures as used herein may not be comparable to similarly titled measures used by other companies. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

Reconciliation of Pro Forma Adjusted Net Earnings to Net Earnings (for the three months ended March 31, 2005):

(in thousands)
Net earnings	$29,489
Non-controlling interest in Wheaton (note 1)	2,716
Wheaton:
Results for January 1 – February 14, 2005 (note 2)	17,145
Estimated additional depreciation and depletion (note 3)	(4,383)
44,967
Corporate transaction costs (note 4)	5,622
Bullion adjustments (note 5)	12,278
Pro forma adjusted net earnings	$62,867

(1)

Add back non-controlling interest arising from Goldcorp only owning 82% of Wheaton between February 15 and March 31.

(2)

Includes 100% of Wheaton earnings from January 1 to February 14, 2005, adjusted for the non-recurring corporate transaction costs incurred by Wheaton to effect the merger.

(3)

Represents estimated additional depreciation and depletion if Wheaton had been acquired on January 1, 2005.

(4)

Represents adjustment for the non-recurring corporate transaction costs incurred by Goldcorp to effect the merger.  This includes stock option expenses incurred from the immediate vesting of all unvested options as a result of the transaction.

(5)

Represents adjustment to recognize earnings on all gold withheld from sale during the quarter, as if it had been sold.

Revenue from gold bullion production is recognized in the consolidated financial statements when title passes to the purchaser and, as a result, revenue is recorded when the gold is sold, not when it is produced.  During the first quarter of 2005, the Red Lake mine withheld from sale 71,100 ounces of gold bullion while the Wharf mine sold an additional 16,600 ounces of gold, held back from prior year production.  Had those mines sold the gold produced during the quarter, the net result would have been 54,500 additional ounces sold resulting in a $12.3 million increase in net earnings and a $14.5 million increase in cash flow from operations for the quarter.  Similarly in the first quarter of 2004, the Red Lake and Wharf mines held back from sale 51,900 ounces of production which would have increased net earnings by $8.6 million and cash flow from operations by $16.1 million had those ounces been sold.

Reconciliation of Pro Forma Adjusted Basic Earnings per Share

The number of shares used in the computation of pro forma adjusted basic earnings per share is as follows:

(in thousands)
Weighted-average number of Goldcorp shares outstanding for the quarter	248,829
Adjustment to reflect acquisition of 100% of Wheaton, effective January 1, 2005	83,965
Pro forma weighted average number of shares outstanding for quarter	332,785
Pro Forma Adjusted Net Earnings	$62,867
Pro forma adjusted basic earnings per share	$0.19

NON-GAAP MEASURES – TOTAL CASH COST PER GOLD OUNCE CALCULATION

The Company reports total cash costs on a sales basis.  In the gold mining industry, this is a common performance measure but does not have any standardized meaning.  The Company follows the recommendations of the Gold Institute standard.  The following table provides a reconciliation of total cash costs per ounce to the financial statements:

	Three Months Ended
(in thousands, except per ounce amounts)	March 31 2005	March 31 2004
Operating expenses per financial statements	$46,050	$14,908
Industrial minerals operating expense	(3,158)	(2,825)
Treatment and refining charges	4,699	-
By-product silver and copper sales, and other	(25,879)	(666)
Non-cash adjustments	(1,187)	(651)
	$20,525	$10,766
Divided by gold ounces sold	217,500	107,400
Total cash costs per ounce	$94	$100

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2005 the Company held cash and short-term investments of $339.0 million (December 31, 2004 - $333.4 million) and working capital of $379.6 million (December 31, 2004 - $400.0 million).

In the opinion of management, the working capital at March 31, 2005, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.

Total assets increased to $3,309.2 million at March 31, 2005 from $701.5 million at December 31, 2004, primarily as a result of the acquisition of 82% of the shares of Wheaton, effective February 15, 2005.  The Wheaton acquisition, financed by the issuance of Goldcorp common shares, resulted in an increase in total assets of $2,679.4 million, an increase in total liabilities of $877.4 million, and an increase in shareholders’ equity of $1,802.0 million.

Mining interests increased $2,099.9 million representing the fair value of Goldcorp’s 82% interest in Wheaton’s mining properties acquired.  Future income tax liabilities of $463.1 million and deferred employee profit sharing liabilities of $70.7 million were accrued on the acquisition and will be amortized to income as the related mining interests are depreciated.  Accounting for income taxes uses the liability method which takes into consideration the differences between accounting and tax values of all assets and liabilities.

During the quarter, the Company generated operating cash flows of $80.2 million, compared with cash used in operating activities of $3.5 million during the same period of 2004.  Favourable non-cash operating working capital movements during the quarter of $21.5 million resulted primarily from the timing of income and mining taxes payable.  Conversely, the negative non-cash operating working capital movement of $29.1 million during the first quarter of 2004 was largely due to cash tax payments.

During the three months ended March 31, 2005, the Company disposed of marketable securities for a net gain of $2.6 million and invested a total of $48.3 million in mining interests, including $21.0 at Red Lake, $11.1 million at the Luismin operations and $10.2 million at Amapari.

The acquisition of Wheaton resulted in net cash acquired of $140.6 million after cash payments of acquisition costs.  The Company invested $70.0 million in cash to acquire the Bermejal property in Mexico.

During the first quarter of 2005, the Company declared and paid a special $0.50 per share cash dividend, totalling approximately $95.0 million.  In addition, the Company paid a monthly dividend of $0.015 per share, resulting in total cash dividend payments for the quarter of $105.3 million.

As of May 13, 2005, there were 333.9 million common shares of the Company issued and outstanding, an increase of 26.2 million common shares since March 31, 2005, as a result of the Company acquiring the remaining common shares of Wheaton on April 15, 2005.  The Company had 11.0 million stock options outstanding under its share option plan as a result of exchanging Wheaton stock options for those of Goldcorp on a 4 to 1 basis.  In addition, the Company had 7.0 million share purchase warrants outstanding (exchangeable for 14.6 million common shares) and 174.8 million Series A, B and C share purchase warrants outstanding (exchangeable for 43.7 million common shares), issued in exchange for existing Wheaton share purchase warrants.

Derivative instruments

The Company employs, from time to time, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.

Commitments

Commitments exist for expenditures for mining interests of approximately 100 million dollars, primarily relating to the Red Lake expansion, completion of construction of Amapari and commencement of construction at Los Filos.

Related party transactions

During the first quarter of 2005, Goldcorp sold its holdings in two marketable securities to a company owned by Robert R. McEwen, the non-Executive Chairman and former CEO of Goldcorp.  This was a non-brokered transaction which was executed at market value based on the average of the TSX closing price for the ten trading days prior to the sale agreement, resulting in a gain of $3,990,000.

CRITICAL ACCOUNTING POLICIES

Acquisition accounting

For the purposes of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management’s best estimates and taking into account all available information at the time these consolidated financial statements were prepared.  Goldcorp will continue to review information relating to each of the Wheaton assets and intends to perform further analysis with respect to these assets, including an independent valuation, prior to finalizing the allocation of the purchase price.  This process will be performed in accordance with the recent accounting pronouncement relating to “Mining Assets – Impairment and Business Combination” (Emerging Issue Committee Abstract 152).  Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets.

Goodwill and impairment testing

The acquisition of Wheaton was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value was recorded as goodwill.  Goodwill was identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that a reporting unit’s carrying amount is greater than its fair value.  This impairment assessment involves estimating the fair value of each reporting unit that includes goodwill.  We compare this fair value to the total carrying amount of the reporting unit (including goodwill).  If the fair value exceeds this carrying amount, we consider that the goodwill is not impaired.  If the fair value is less than this carrying amount, then we estimate the fair values of all identifiable assets and liabilities in the reporting unit, and compare this net fair value of assets less liabilities to the estimated fair value of the entire reporting unit.  The difference represents the fair value of goodwill, and if necessary, we reduce the carrying amount of goodwill to this fair value with a charge to operations.  Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

Investment in Alumbrera

The Company has joint control over Alumbrera through certain matters requiring unanimous consent in the shareholders’ agreement and, therefore, has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from February 15, 2005.  On this basis, the Company records its 37.5% share of the assets, liabilities, revenues and expenses of Alumbrera in these consolidated financial statements.

Non-controlling interest

Non-controlling interest exists on less than wholly-owned subsidiaries of the Company and represents the outside interest’s share of the carrying value of the subsidiaries.  As at March 31, 2005, non-controlling interests had a 35% interest in Silver Wheaton and an 18% interest in Wheaton.  The non-controlling interest in Wheaton was subsequently eliminated on April 15, 2005 when the Company acquired the remaining outstanding common shares of Wheaton.

OUTLOOK

Expenditures for mining interests for the remainder of the year are forecast to approximate $150 million, which primarily relate to the Red Lake expansion, completion of the construction of Amapari and commencement of construction at Los Filos.

Goldcorp has announced that it will discontinue its previous policy of holding back from sale a portion of the Red Lake production and will, effective April 2005, sell gold as it is produced.  As a result, during the second quarter, Goldcorp expects to sell its gold bullion inventory on hand at March 31, 2005 of 276,000 ounces, in addition to its mine production.  The Company has not hedged or sold forward any of its future gold production.

Goldcorp anticipates continued strong operating results for the balance of 2005, with total gold production for the year forecast to exceed 1.1 million ounces at a total cash cost of less than $60 per ounce (net of by-product sales revenue).

Additional information relating to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

This Management’s Discussion & Analysis contains certain forward-looking statements.  All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Company are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in Company documents filed from time to time with the Toronto Stock Exchange and other regulatory authorities.

Consolidated Statements of Earnings

(in thousands of United States dollars and shares, except per share amounts - Unaudited)

		Three Months Ended
	Note	March 31 2005	March 31 2004

Revenues		$122,849	$48,314
Operating expenses		46,050	14,908
Depreciation and depletion		17,579	4,546
Earnings from mine operations		59,220	28,860
Corporate administration		4,009	2,049
Exploration		1,517	108
Earnings from operations		53,694	26,703
Other income (expense)
Interest and other income		2,868	2,657
Stock option expense	12	(5,320)	(1,577)
(Loss) gain on foreign currency		(1,203)	137
Gain on marketable securities, net		2,591	722
Corporate transaction costs	6	(2,898)	-
		(3,962)	1,939
Earnings before taxes and non-controlling interests		49,732	28,642
Income and mining taxes		16,038	11,314
Non-controlling interests		4,205	-
Net earnings		$29,489	$17,328
Retained earnings, beginning of period		83,405	63,358
Dividends paid to common shareholders		(105,305)	(8,526)
Retained earnings, end of period		$7,589	$72,160

Earnings per share	12
Basic		$0.12	$0.09
Diluted		$0.11	$0.09
Weighted average number of common shares outstanding
Basic		248,829	189,465
Diluted		263,249	194,675

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Balance Sheets

(in thousands of United States dollars - Unaudited)

	Note	March 31 2005	December 31 2004
Assets
Current
Cash and short-term investments		$338,966	$333,375
Gold bullion (market value: $117,852; 2004 - $96,363)	7	33,559	33,895
Marketable securities (market value: $23,798; 2004 - $31,006)		21,870	22,873
Accounts receivable		53,674	7,197
Income and mining taxes receivable		4,601	12,269
Inventories and stockpiled ore	8	51,449	15,329
Other		12,543	1,735
		516,662	426,673
Mining interests	3,9	2,460,467	264,949
Goodwill	3	183,661	-
Silver contract	5	77,078	-
Stockpiled ore	8	57,500	-
Deposits for reclamation costs		5,114	4,924
Future income and mining taxes		2,357	-
Other		6,381	4,972
		$3,309,220	$701,518
Liabilities
Current
Accounts payable and accrued liabilities		$79,476	$25,507
Income and mining taxes payable		54,439	-
Future income and mining taxes		3,135	1,149
		137,050	26,656
Future income and mining taxes		537,748	70,610
Reclamation and closure cost obligations		49,251	26,403
Future employee benefits and other	11	76,364	-
		800,413	123,669
Non-controlling interests	3	204,156	-
Shareholders’ equity
Capital stock	12	2,195,132	386,703
Cumulative translation adjustment		101,930	107,741
Retained earnings		7,589	83,405
		2,304,651	577,849
		$3,309,220	$701,518
Commitments and contingencies (note 15) Subsequent event (note 17)

The accompanying notes form an integral part of these consolidated financial statements

Consolidated Statements of Cash Flows

(in thousands of United States dollars - Unaudited)

		Three Months Ended
	Note	March 31 2005	March 31 2004
Operating activities
Net earnings		$29,489	$17,328
Reclamation expenditures		(111)	(119)
Items not affecting cash
Depreciation and depletion		17,579	4,546
Gain on marketable securities, net		(2,591)	(722)
Stock option expense		5,320	1,577
Future income and mining taxes		4,106	3,587
Future employee benefits		1,031	-
Non-controlling interests		4,205	-
Other		(282)	(591)
Change in non-cash operating working capital	13	21,498	(29,144)
Net cash provided by (used in) operating activities		80,244	(3,538)
Investing activities
Mining interests		(48,269)	(15,628)
Acquisition of Wheaton River Minerals Ltd, net of cash acquired	3	140,618	-
Acquisition of Bermejal property	4	(70,010)	-
Purchase of marketable securities		(2,937)	(3,698)
Proceeds from sale of marketable securities		10,678	2,462
Other		(11)	81
Net cash provided by (used in) investing activities		30,069	(16,783)
Financing activities
Common shares issued		1,109	1,154
Shares issued by subsidiary to non-controlling interest		3,192	-
Dividends paid to common shareholders		(105,305)	(27,454)
Net cash used in financing activities		(101,004)	(26,300)
Effect of exchange rate changes on cash		(3,718)	(3,632)
Increase (decrease) in cash and short-term investments		5,591	(50,253)
Cash and short-term investments, beginning of period		333,375	378,954
Cash and short-term investments, end of period		$338,966	$328,701
Supplemental cash flow information (note 13)

The accompanying notes form an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2005

(in United States dollars, tabular amounts in thousands - Unaudited)

1.  DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc (“Goldcorp” or “the Company”) is a leading intermediate gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation.  As a result of the successful acquisition of Wheaton River Minerals Ltd (“Wheaton”) on February 14, 2005 (Note 3), the Company’s assets are comprised of the Red Lake Mine, a 37.5% interest in the world-class Alumbrera gold/copper mine in Argentina, the Luismin gold/silver mines in Mexico, the Peak gold mine in Australia, and the Wharf gold mine in the United States.  Significant development projects include the expansion of the existing Red Lake mine, the Los Filos and Bermejal gold projects in Mexico and the Amapari gold project in northern Brazil.  Goldcorp also owns a 65% interest in Silver Wheaton Corp (“Silver Wheaton”), a publicly traded silver mining company.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2004, since they do not contain all disclosures required by Canadian GAAP for annual financial statements.

(a)

Basis of presentation

These consolidated financial statements reflect the results of Goldcorp’s Red Lake and Wharf mines, together with an 82% interest in those of Wheaton from February 15, 2005 (note 3).

Principal mining assets of Wheaton at March 31, 2005 are listed below:

Mining Asset	Location	Ownership Interest	Status	Operations and Development Projects Owned
Minera Alumbrera Ltd (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine
Luismin SA de CV (“Luismin”)	Mexico	100%	Consolidated	San Dimas, San Martin and Nukay mines and Los Filos and Bermejal development projects
Mineraçao Pedra Branco do Amapari Ltda (“Amapari”)	Brazil	100%	Consolidated	Amapari development project
Peak Gold Mines Pty Ltd. (“Peak”)	Australia	100%	Consolidated	Peak mine
Silver Wheaton Corp (“Silver Wheaton”)	Canada	65%	Consolidated	Silver contracts in Mexico and Sweden

(b)

Investment in Alumbrera

The Company has joint control over Alumbrera through certain matters requiring unanimous consent in the shareholders’ agreement and, therefore, has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from February 15, 2005.  On this basis, the Company records its 37.5% share of the assets, liabilities, revenues and expenses of Alumbrera in these consolidated financial statements.

(c)

Goodwill

The acquisition of Wheaton was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value was recorded as goodwill.  Goodwill was identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that a reporting unit’s carrying amount is greater than its fair value.  This impairment assessment involves estimating the fair value of each reporting unit that includes goodwill.  We compare this fair value to the total carrying amount of the reporting unit (including goodwill).  If the fair value exceeds this carrying amount, we consider that the goodwill is not impaired.  If the fair value is less than this carrying amount, then we estimate the fair values of all identifiable assets and liabilities in the reporting unit, and compare this net fair value of assets less liabilities to the estimated fair value of the entire reporting unit.  The difference represents the fair value of goodwill, and if necessary, we reduce the carrying amount of goodwill to this fair value with a charge to operations.  Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

(d)

Silver contract

Contracts for which settlement is called for in silver are recorded at cost.  These assets are depreciated on a unit-of-sale basis over the estimated recoverable reserves and resources at the mine corresponding to the specific contract.

Evaluations of the carrying values of each contract are undertaken at least annually to determine if estimated undiscounted future net cash flows are less than the carrying value.  Estimated undiscounted future net cash flows are calculated using estimated production, sales prices and purchase costs.  If it is determined that the future net cash flows from an operation are less than the carrying value then a write-down is recorded with a charge to operations.

(e)

Foreign currency translation

The United States dollar is the Company’s reporting currency as well as the measurement currency of the Company’s operations in the United States, Mexico, Brazil, Argentina and Australia.  These operations have been translated into United States dollars using the temporal method as follows: foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date; foreign currency transactions are translated at the United States dollar rate prevailing on the transaction dates; and foreign exchange gains and losses are included in the determination of earnings.

Until March 31, 2005, the Canadian dollar was determined to be the measurement currency of the Company’s Canadian operations and these operations have been translated into United States dollars using the current rate method as follows: all assets and liabilities are translated into United States dollars at the exchange rate prevailing at the balance sheet date; all revenue and expense items are translated at the average rate of exchange for the period; and the resulting translation adjustment is recorded as a separate component of shareholders’ equity.  In addition, unrealized gains and losses due to movements in exchange rates on cash balances held in foreign currencies are shown separately on the Consolidated Statement of Cash Flows.  Due to circumstances arising from the Wheaton acquisition and subsequent events, it has been determined that as of April 1, 2005, the United States dollar is the measurement currency of the Company’s Canadian operations and therefore these will be translated using the temporal method on a prospective basis.

(f)

Non-controlling interest

Non-controlling interest exists on less than wholly-owned subsidiaries of the Company and represents the outside interest’s share of the carrying values of the subsidiaries.  When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the underlying equity of the shares involved.  Dilution gains that do not represent the culmination of earnings are deferred and recognized as revenue on a systematic basis.

(g)

Financial instruments

The Company employs, from time to time, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in interest rates and foreign currency exchange rates.

 (h)

Comparative amounts

Certain comparative information has been reclassified to conform to the current period’s  presentation.

3.  BUSINESS COMBINATION

On December 6, 2004, Goldcorp and Wheaton announced a proposed transaction which provided for Goldcorp to make a take-over bid for Wheaton on the basis of one Goldcorp share for every four Wheaton shares. On December 29, 2004, Goldcorp mailed the Goldcorp Take-over Bid Circular to the Wheaton shareholders.

On February 8, 2005, Goldcorp announced a special $0.50 per share cash dividend would be payable to existing Goldcorp shareholders should shareholders approve by majority Goldcorp’s take-over bid for Wheaton and Wheaton shareholders tender the minimum two-thirds bid requirement. The payment of the special dividend also resulted in an adjustment to the exchange ratio of Goldcorp’s outstanding warrants – an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.

On February 10, 2005, at a special meeting, Goldcorp shareholders approved the issuance of additional Goldcorp common shares to effect the acquisition of Wheaton.  As of February 14, 2005, approximately 70% of the outstanding Wheaton common shares were tendered to Goldcorp’s offer, satisfying the minimum two-thirds bid requirement under the terms of the Goldcorp offer.  With conditions met, the special $0.50 per share cash dividend, totaling approximately $95 million, was paid on February 28, 2005.

As of March 31, 2005, Goldcorp held approximately 82% of the outstanding Wheaton common shares.  Subsequent to March 31, 2005, Goldcorp and a subsidiary entered into a series of transactions with Wheaton that resulted in Goldcorp owning 100% of Wheaton common shares.  Further, the series of transactions resulted in each Wheaton warrant or stock option, which gave the holder the right to acquire common shares of Wheaton, being exchanged for a warrant or stock option of Goldcorp which gives the holder the right to acquire common shares of Goldcorp on the same basis as the exchange of Wheaton common shares for Goldcorp common shares.  The Wheaton options and warrants have been included as part of the purchase price consideration.

This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and Wheaton as the acquiree in accordance with CICA Handbook Section 1581 “Business Combinations”.

The preliminary allocation of the purchase price of 82% of the shares of Wheaton is summarized in the following table and is subject to refinement:

Purchase price
Common shares of Goldcorp issued to acquire 82% of Wheaton	$1,544,000
Share purchase warrants of Wheaton to be exchanged for those of Goldcorp	240,000
Stock options of Wheaton to be exchanged for those of Goldcorp	18,000
Acquisition costs	22,000
$1,824,000
Net assets acquired:
Cash and short-term investments	$168,663
Marketable securities	4,348
Other non-cash working capital	(16,808)
Mining interests	2,099,911
Silver contract	77,489
Stockpiled ore, non-current	58,586
Other long-term assets	3,767
Future income taxes, net	(463,077)
Reclamation and closure costs obligations	(20,613)
Future employee benefits and other	(75,169)
Non-controlling interest in Wheaton (18%)	(141,850)
Non-controlling interest in Silver Wheaton (35%)	(54,908)
Net identifiable assets	1,640,339
Residual purchase price allocated to goodwill (82% interest)	183,661
$1,824,000

A total of 117.6 million Goldcorp shares were issued to acquire the 82% interest in the shares of Wheaton, at a price of $13.13 per share.  This issue price is the five-day average share price of Goldcorp common shares at February 8, 2005, reduced by the amount of the special dividend.  A non-controlling interest has been assigned to the 18% interest in Wheaton that Goldcorp did not own as of March 31, 2005.  This non-controlling interest was subsequently eliminated on April 15, 2005 when Goldcorp acquired the remaining outstanding common shares of Wheaton for further common share consideration of $336 million.

For the purposes of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, with goodwill assigned to specific reporting units, based on management’s best estimates and taking into account all available information at the time these consolidated financial statements were prepared.  Goldcorp will continue to review information relating to each of the Wheaton assets and intends to perform further analysis with respect to these assets, including an independent valuation, prior to finalizing the allocation of the purchase price.  This process will be performed in accordance with the recent accounting pronouncement relating to “Mining Assets – Impairment and Business Combination” (Emerging Issue Committee Abstract 152).  Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets.

4.  ACQUISITIONS

On March 31, 2005, Goldcorp completed the acquisition of the Bermejal gold deposit in Mexico for cash consideration of US$70 million from a joint venture of Industrias Penoles SA de CV and Newmont Mining Corporation.  The Bermejal gold deposit is located two kilometres south of Goldcorp's Los Filos gold deposit, where a feasibility study has recently been completed.

5.  SILVER CONTRACT

Silver Wheaton has an agreement to purchase all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment.  The value of the silver contract at March 31, 2005 is $77,078,000 which is being amortized on a unit-of-sale basis.

6.  CORPORATE TRANSACTION COSTS

Certain costs associated with the restructuring of Goldcorp’s Toronto office, following the acquisition of Wheaton, including severance and restructuring of insurance policies, may not be capitalized as acquisition costs under current accounting standards.  These costs have been expensed during the quarter in the amount of $2,898,000.

7.  GOLD BULLION

	Ounces	Total Cost	Market Value	Unrealized Gain
Unsold production at:
March 31, 2005	275,678	$33,559	$117,852	$84,293
December 31, 2004	221,220	33,895	96,363	62,468

8.  INVENTORIES AND STOCKPILED ORE

	March 31 2005	December 31 2004
Supplies	$16,075	$4,146
Finished goods	18,870	644
Work in process	9,552	10,539
Stockpiled ore	64,452	-
	108,949	15,329
Less: non-current stockpiled ore	57,500	-
	$51,449	$15,329

Non-current stockpiled ore is primarily comprised of lower grade ore at Alumbrera, which will be processed later in the mine life.

9.  MINING INTERESTS

	March 31, 2005			December 31, 2004
	Cost	Accumulated Depreciation and Depletion	Net	Cost	Accumulated Depreciation and Depletion	Net
Mineral properties
Red Lake mine, Canada	$245,067	$(94,292)	$150,775	$234,565	$(90,080)	$144,485
Alumbrera mine, Argentina	330,928	(2,622)	328,306	-	-	-
Luismin mines, Mexico	486,799	(1,870)	484,929	-	-	-
Peak mine, Australia	136,433	(701)	135,732	-	-	-
Wharf mine, United States	50,743	(41,928)	8,815	48,985	(40,764)	8,221
	1,249,970	(141,413)	1,108,557	283,550	(130,844)	152,706
Plant and equipment
Red Lake mine, Canada	162,537	(53,948)	108,589	160,567	(52,339)	108,228
Alumbrera mine, Argentina	206,248	(1,312)	204,936	-	-	-
Luismin mines, Mexico	47,075	(406)	46,669	-	-	-
Peak mine, Australia	16,552	(116)	16,436	-	-	-
Wharf mine, United States	50,915	(50,479)	436	50,915	(50,280)	635
Corporate and other, Canada	16,751	(13,000)	3,751	16,345	(12,965)	3,380
	500,078	(119,261)	380,817	227,827	(115,584)	112,243
Properties under development
Los Filos project, Mexico	169,049	-	169,049	-	-	-
Bermejal project, Mexico	70,010	-	70,010	-	-	-
Amapari project, Brazil	587,163	-	587,163	-	-	-
	826,222	-	826,222	-	-	-
Exploration projects
El Limón and other projects, Mexico	144,871	-	144,871	-	-	-
	$2,721,141	$(260,674)	$2,460,467	$511,377	$(246,428)	$264,949

10. BANK CREDIT FACILITIES

(a)

The Company has a $75,000,000 revolving working capital facility bearing interest at LIBOR plus 1.625% to 2.25%, depending on covenant ratios, of which $nil was drawn down at March 31, 2005.  There are no net repayment terms, and the facility matures in June 2007.  Undrawn amounts are subject to a 0.65% per annum commitment fee.

(b)

The Company has an Aus$5,000,000 ($3,860,000), unsecured, revolving working capital facility for its Peak mine operations of which $nil was drawn down at March 31, 2005.  The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum.

(c)

During the quarter, the Company cancelled a $300 million acquisition facility, which was undrawn.

11. FUTURE EMPLOYEE BENEFITS AND OTHER

March 31 2005
Deferred employee profit sharing	$71,667
Other	4,697
$76,364

Deferred employee profit sharing

Under Mexican tax laws, the Company is required to remit 10% of taxable income to employees as statutory profit sharing.  The provision for deferred profit sharing is based on the liability method.  Deferred profit sharing liabilities arise from the recognition of the differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities.

12. SHAREHOLDERS’ EQUITY

	March 31 2005	December 31 2004
Capital stock
Common shares	$1,908,448	$363,246
Share purchase warrants	16,110	16,110
Share purchase warrants to be issued	240,000	-
Stock options	12,574	7,347
Stock options to be issued	18,000	-
	$2,195,132	$386,703

At March 31, 2005, the Company had 307,677,000 common shares outstanding (December 31, 2004 – 189,980,000).  The payment of a special dividend referred to in note 2 resulted in an adjustment to the exchange ratio of Goldcorp’s outstanding warrants – an increase in entitlement from 2.0 to 2.08 Goldcorp shares per warrant.  Movements in the Company’s capital stock during the quarter are as follows:

	Shares	Amount
Common shares
Outstanding at January 1, 2005	189,980	$363,246
Issued pursuant to Wheaton acquisition	117,603	1,544,000
Exercise of stock options	94	1,202
Outstanding at March 31, 2005	307,677	$1,908,448
Share purchase warrants
Outstanding at January 1 and March 31, 2005	7,000	$16,110
Share purchase warrants to be issued
Series A, B and C share purchase warrants to be issued, pursuant to Wheaton acquisition, at March 31, 2005	(note 1)	$240,000
Stock options
Outstanding at January 1, 2005	6,144	7,347
Stock option expense	-	5,320
Exercised/cancelled	(94)	(93)
Outstanding at March 31, 2005	6,050	12,574
Stock options to be issued
Stock options to be issued, pursuant to Wheaton acquisition, at March 31, 2005	(note 1)	$18,000

(1)

Upon completion of the Wheaton transaction on April 15, 2005, Goldcorp will issue 174.8 million Series A, B and C share purchase warrants to the former Wheaton share purchase warrant holders.  Each share purchase warrant will be exercisable for 0.25 Goldcorp common shares at prices ranging from Cdn$1.65 to Cdn$3.10 (or Cdn$6.60 to Cdn$12.40 for four share purchase warrants which are exchangeable for one Goldcorp common share), with expiry dates ranging from 2007 to 2008.  In addition the Company will issue 4.9 million Goldcorp stock options to former Wheaton stock option holders in exchange for 19.6 million former Wheaton stock options.  The stock options are exercisable at prices ranging from Cdn$2.28 to Cdn$15.68 with expiry dates ranging from 2006 to 2010.

The following table sets forth the computation of diluted earnings per share:

	At Three Months Ended
	March 31 2005	March 31 2004
Earnings available to common shareholders	$29,489	$17,328

Weighted average shares outstanding	248,829	189,465
Effect of dilutive securities:
Stock options	2,102	1,667
Warrants	12,318	3,543
Adjusted weighted average shares and assumed conversions	263,249	194,675
Earnings per share
Basic	$0.12	$0.09
Diluted	$0.11	$0.09

The following lists the stock options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average fair market value of the common shares for the period:

	At Three Months Ended
	March 31 2005	March 31 2004
Stock options	1,797	118
Warrants	-	-
	1,797	118

The Company recognizes a compensation expense for all stock options awarded since January 1, 2003, based on the fair value of the options on the date of grant which is determined by using an option pricing model. The fair value of the options is expensed over the vesting period of the options.  No compensation expense has been recorded for stock options issued before January 1, 2003.  As a result of the acquisition of Wheaton, all Goldcorp stock options which existed at December 31, 2004 became fully vested during the quarter and were expensed in the amount of $5,320,000.

At March 31, 2005, Wheaton stock options with a fair value of $18,000,000 (representing Goldcorp’s 82% interest) were to be converted to Goldcorp stock options effective April 15, 2005 as a result of the Wheaton acquisition.  All Wheaton stock options outstanding are fully vested.

The following is the Company’s pro forma earnings with the fair value method applied to all options issued since January 1, 2002 (the Black-Scholes option pricing model assumptions used are consistent with those described in Note 8 (d) to the 2004 audited consolidated financial statements):

	At Three Months Ended
	March 31 2005	March 31 2004
Net earnings	$29,489	$17,328
Net additional compensation expense related to fair value of stock options	(320)	(620)
Pro forma earnings	$29,169	$16,708
Pro forma earnings per share
Basic	$0.12	$0.09
Diluted	$0.11	$0.09

13. SUPPLEMENTAL CASH FLOW INFORMATION

	At Three Months Ended
	March 31 2005	March 31 2004
Change in non-cash operating working capital
Gold bullion	$250	$(6,172)
Accounts receivable	(2,540)	(610)
Income and mining taxes receivable	10,256	-
Inventories and stockpiled ore	3,816	1,055
Accounts payable and accrued liabilities	7,306	(4,900)
Income and mining taxes payable	2,646	(18,687)
Other	(236)	170
	$21,498	$(29,144)
Non-cash financing and investing activities
Shares issued on acquisition of Wheaton	$1,544,000	$-
Operating activities included the following cash payments
Interest paid	$31	$-
Income taxes paid	89	26,304

14. SEGMENTED INFORMATION

The Company's reportable operating segments are summarized in the table below.

	Three Months Ended March 31, 2005
	Red Lake	Alumbrera	Luismin	Amapari	Peak	Wharf	Silver Wheaton	Corporate	Total
		(note 1)	(note 1)	(note 1)	(note 1)		(note 1)	(note 1)
Revenues	$55,987	$21,184	$13,828	$-	$8,028	$14,938	$10,857	$(1,973)	$122,849
Depreciation and depletion	4,818	3,934	2,306	-	855	3,076	899	1,691	17,579
Earnings (loss) from operations	39,176	9,014	3,400	-	1,708	2,026	3,894	(5,524)	53,694
Expenditures for mining interests	21,002	336	11,134	10,247	3,723	1,759	-	68	48,269
Total assets	286,263	696,771	1,009,363	592,664	174,865	42,709	228,227	278,358	3,309,220

(1)

Includes results from February 15, 2005, the date of acquisition of Wheaton.

	Three Months Ended March 31, 2004
	Red Lake	Wharf	Corporate	Total
Revenues	$38,907	$6,282	$3,125	$48,314
Depreciation and depletion	2,990	1,450	106	4,546
Earnings (loss) from operations	27,975	1,094	(2,366)	26,703
Expenditures for mining interests	13,535	2,054	39	15,628
Total assets (December 31, 2004)	280,289	32,037	389,192	701,518

The geographical distribution of the above segments is as follows:

•

Red Lake and Corporate - Canada

•

Alumbrera – Argentina

•

Luismin – Mexico, Cayman Islands

•

Amapari – Brazil

•

Peak – Australia

•

Wharf – United States

•

Silver Wheaton  - Canada, Cayman Islands

15. COMMITMENTS AND CONTINGENCIES

(a)

Commitments exist for capital expenditures of approximately 100 million dollars.

(b)

In early May 2005, the Corporation was served with Statements of Claim with respect to a class action against, among others, the Corporation and certain of its directors.  The plaintiffs are seeking an unspecified amount of damages as a result of stock options granted in September 2004. The claims allege that the defendants acted on material non-public information at the time of the option grants. The Corporation believes that the allegations are unfounded and intends to vigorously defend these claims.

16. RELATED PARTY TRANSACTION

During the first quarter of 2005, Goldcorp sold its holdings in two marketable securities to a company owned by Robert R. McEwen, the non-Executive Chairman and former CEO of Goldcorp.  This was a non-brokered transaction which was executed at market value based on the average of the TSX closing price for the ten trading days prior to the sale agreement, resulting in a gain of $3,990,000.

17. SUBSEQUENT EVENT

On April 15, 2005, Goldcorp completed its acquisition of Wheaton as described in Note 3 with Wheaton’s shares and warrants subsequently de-listed from the TSX and AMEX.  Goldcorp shares were issued under the plan of arrangement and replaced outstanding Wheaton shares on the basis of 0.25 of a Goldcorp share for each Wheaton share.

Under the plan of arrangement, Wheaton Series A, B and Common Share Purchase warrants become Goldcorp Series A, B and C warrants, respectively, representing Goldcorp warrants to purchase 0.25 of a Goldcorp share.

HEAD OFFICE

Waterfront Centre

Suite 1560 - 200 Burrard Street

Vancouver, BC V6C 3L6

Canada

Telephone:

(604) 696-3000

Fax:

(604) 696-3001

Website:

goldcorp.com

TORONTO OFFICE

Suite 2700 - 145 King Street West

Toronto, ON M5H 1J8

Canada

Telephone:

(416) 865-0326

Fax:

(416) 361-5741

AUSTRALIA OFFICE

Suite 1002, Level 10

Gold Fields House

1 Alfred Street

Sydney, NSW

Australia 2000

Telephone:

61 (2) 9252-1220

Fax:

61 (2) 9252-1221

MEXICO OFFICE

Luismin SA de CV

Arquimedes #130 – 8th Floor, Polanco

11560 Mexico, DF Mexico

Telephone:

52 (55) 9138-4000

Fax:

52 (55) 5280-7636

INVESTOR RELATIONS

Julia Hasiwar

Director, Investor Relations

Toll free:

(800) 567-6223

Email:

info@goldcorp.com

DIRECTORS

David Beatty

Lawrence Bell

John Bell

Douglas Holtby

Brian Jones

Robert McEwen, Non-Executive Chairman

Antonio Madero

Donald Quick

Michael Stein

Ian Telfer

EXECUTIVE OFFICERS

Ian Telfer

President & Chief Executive Officer

Russell Barwick

Executive Vice-President & Chief Operating Officer

Peter Barnes

Executive Vice-President & Chief Financial Officer

Eduardo Luna

Executive Vice-President & President Luismin SA de CV

STOCK EXCHANGE LISTING

Toronto Stock Exchange:

G

New York Stock Exchange:

GG

TRANSFER AGENT

Computershare

100 University Avenue

11th Floor

Toronto, ON M5J 2Y1

Canada

Telephone:

(416) 263-9200

Email:

caregistryinfo@computershare.com

AUDITORS

Deloitte & Touche LLP

Vancouver, BC